SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
94770V 10 2
(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.
WEBMD HEALTH CORP.
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
(212) 624-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
CREIGHTON O’M. CONDON, ESQ.
ROBERT M. KATZ, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 210,900,000	$11,768.22
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 5,700,000 shares of common stock at the offer price of $37.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,768.22	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: November 10, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2009 (the “Schedule TO”), relating to the offer (the “Offer”) by WebMD Health Corp., a Delaware corporation (the “Company”), to purchase up to 5,700,000 shares of its common stock, par value $.01 per share, at a price of $37.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION.
The information set forth in Item 4 is hereby amended and supplemented by the following:
(1)	The eighth full paragraph of the Introduction to the Offer to Purchase is deleted in its entirety and replaced with the following paragraphs:

“Martin J. Wygod has advised us that he currently intends to pursue an integrated plan that may include his participation in the Offer pursuant to which he would (i) exercise, in connection with the Offer, a portion of his options to purchase shares of our common stock and to elect to net share settle the options on the account of the exercise prices payable and applicable taxes, and (ii) sell a number of shares beneficially owned by him, including the shares received as a result of the exercise of the options, in the Offer; in the open market during the pendency of, or after but in connection with, the Offer; or a combination thereof, to the extent required to reduce his beneficial stock ownership in us so as to qualify for a safe harbor for capital gains tax treatment. It is Mr. Wygod’s current intention to sell up to 740,000 shares in connection with such integrated plan. In lieu of any such sales, Mr. Wygod may make charitable contributions of such shares as part of such integrated plan. However, the number, if any, of shares to be sold or contributed will be determined by Mr. Wygod in his sole discretion.

Herman Sarkowsky has advised us that he currently intends to tender up to 100,000 shares into the Offer or to sell some or all of those shares in the manner described in the next paragraph.

Additionally, during or after the Offer, our other directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. It is the Company’s understanding that our other directors and executive officers do not currently intend to tender shares in the Offer.

The above information regarding potential tenders or sales by our directors and executive officers represents the Company’s understanding of their current intent. The number of shares, if any, to be sold or tendered by each of these directors and executive officers will be determined by the individual in his or her sole discretion. Directors and executive officers of the Company who choose to tender shares in the Offer will be treated by the Company in the same manner as all other tendering stockholders.”

(2)	The first full sentence of the eleventh paragraph of Section 1 of the Offer to Purchase (“Number of Shares; Proration”) is amended and supplemented by deleting the words “as promptly as practicable following the Expiration Time” and replacing them with the words “promptly after the expiration of the Offer.”

(3)	The fourth full sentence of the eleventh paragraph of Section 1 of the Offer to Purchase (“Number of Shares; Proration”) is amended and supplemented by deleting the words “as promptly as practicable after the Expiration Time” and replacing them with the words “promptly after the expiration of the Offer.”

(4)	The seventeenth paragraph of Section 3 of the Offer to Purchase (“Procedures for Tendering Shares”) is amended and supplemented by deleting the words “as promptly as practicable” and replacing them with the word “promptly.”

(5)	The fifth paragraph of Section 5 of the Offer to Purchase (“Purchase of Shares and Payment of Purchase Price”) is deleted in its entirety and replaced with the following paragraph:

“In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration of the Offer. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the expiration or termination of the Offer.”

(6)	The third and fourth paragraphs of Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) are deleted in their entirety and replaced with the following paragraphs:

“Martin J. Wygod has advised us that he currently intends to pursue an integrated plan that may include his participation in the Offer pursuant to which he would (i) exercise, in connection with the Offer, a portion of his options to purchase shares of our common stock and to elect to net share settle the options on the account of the exercise prices payable and applicable taxes, and (ii) sell a number of shares beneficially owned by him, including the shares received as a result of the exercise of the options, in the Offer; in the open market during the pendency of, or after but in connection with, the Offer; or a combination thereof, to the extent required to reduce his beneficial stock ownership in us so as to qualify for a safe harbor for capital gains tax treatment. It is Mr. Wygod’s current intention to sell up to 740,000 shares in connection with such integrated plan. In lieu of any such sales, Mr. Wygod may make charitable contributions of such shares as part of such integrated plan. However, the number, if any, of shares to be sold or contributed will be determined by Mr. Wygod in his sole discretion.

Herman Sarkowsky has advised us that he currently intends to tender up to 100,000 shares into the Offer or to sell some or all of those shares in the manner described in the next paragraph.

Additionally, during or after the Offer, our other directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. It is the Company’s understanding that our other directors and executive officers do not currently intend to tender shares in the Offer.

The above information regarding potential tenders or sales by our directors and executive officers represents the Company’s understanding of their current intent. The number of shares, if any, to be sold or tendered by each of these directors and executive officers will be determined by the individual in his or her sole discretion. Directors and executive officers of the Company who choose to tender shares in the Offer will be treated by the Company in the same manner as all other tendering stockholders.”

(7)	The twentieth row of the table on page 17 of the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is amended by deleting the number “455,455” and replacing it with the number “155,455.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 23, 2009

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

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